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                                UNITED STATES                    SEC FILE NUMBER
                      SECURITIES AND EXCHANGE COMMISSION            001-11963
                            WASHINGTON, D.C. 20549
                                                                   CUSIP NUMBER
                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

                For Period Ended:     December 31, 1998
                                  --------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                ------------------------------

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* Read Instruction (on back page) Before Preparing Form. Please Print or Type. *
*                                                                              *
* NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS     *
* VERIFIED ANY INFORMATION CONTAINED HEREIN.                                   *
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

         Dailey International Inc.
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FULL NAME OF REGISTRANT


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FORMER NAME IF APPLICABLE

         2507 North Frazier
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

         Conroe, Texas 77303
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CITY, STATE AND ZIP CODE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
     |         will be filed on or before the fifteenth calendar day following
     |         the prescribed due date; or the subject quarterly report of
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |
[ ]  |    (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During 1998, the Company's results of operations and financial condition deteriorated significantly over prior year levels, and have continued to decline during the first quarter of 1999. In response to these changes, the Company engaged an investment bank during the third quarter of 1998 to assist in the review of strategic alternatives, including mergers, acquisitions and sales of businesses. During the fourth quarter of 1998 and the first quarter of 1999, the Company devoted a significant amount of its resources to a review of these strategic alternatives. As a result of these efforts, the Company was unable to file its Form 10-K for the year ended December 31, 1998 within the prescribed time period.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                John Beard                   (281)              350-3399
     --------------------------------    -------------    ---------------------
                  (Name)                  (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                       [X] Yes      [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based upon significant operating losses and negative operating cash flows during 1998, the Company's independent auditors issued their audit opinion on the Company's December 31, 1998 financial statements with a "going concern" qualification. The following chart sets forth certain quantitative information regarding the Company as of and for the twelve months ended December 31, 1998 and 1997.

                                                            As of and for the
                                                           twelve months ended
                                                                December 31,
                                                         -----------------------
                                                           1998           1997
                                                         --------       --------
Revenues .............................................   $132,317       $ 97,385
Earnings (loss) per share ............................     (11.46)          0.10
Working Capital ......................................     22,137         14,732
Long-Term debt, less current portion..................    275,060        114,229
Stockholders Equity (Deficit) ........................    (40,185)        65,401
                                                         --------       --------


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                           Dailey International Inc.
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                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    March 31, 1999                  By:   /s/ John Beard
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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

****************************  A T T E N T I O N  *******************************
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*  Intentional misstatements or omissions of fact constitute Federal Criminal  *
*  Violations (See 18 U.S.C. 1001).                                            *
*                                                                              *
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).